UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Complete Production Services, Inc.

(Name of the Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
20453E-10-9

(CUSIP Number)
March 10, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑      Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCF-IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCF-IV, G.P., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCF-VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		681,432

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		681,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	681,432

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCF-VI, G.P., Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		681,432

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		681,432

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	681,432

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON L.E. Simmons & Associates, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		737,342

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		737,342

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	737,342

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON L.E. Simmons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,104,484

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,561,950

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,104,484

WITH	8	SHARED DISPOSITIVE POWER

		1,561,950

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,666,434

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.4%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LESFP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		768,698

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		768,698

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	768,698

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	20453E-10-9

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LESGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		768,698

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		768,698

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	768,698

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.0%

12	TYPE OF REPORTING PERSON

	OO

Item 1.
(a) Name of Issuer: Complete Production Services, Inc.
(b) Address of Issuer’s Principal Executive Offices:          11700 Old Katy Road, Suite 300
 Houston, Texas 77079
Item 2.
(a) This Schedule is filed by: (i) L.E. Simmons, with respect to the shares of Common Stock directly owned by him, SCF-IV, L.P., SCF-VI, L.P., LESFP, Ltd. and L.E. Simmons & Associates, Incorporated; (ii) L.E. Simmons & Associates, Incorporated, with respect to the shares of Common Stock directly owned by it, SCF-IV, L.P. and SCF-VI, L.P.; (iii) SCF-IV, L.P., with respect to the shares of Common Stock directly owned by it; (iv) SCF-IV, G.P., LLC, with respect to the shares of Common Stock directly owned by SCF-IV, L.P.; (v) SCF-VI, L.P., with respect to the shares of Common Stock directly owned by it; (vi) SCF-VI, G.P., Limited Partnership, with respect to the shares of Common Stock directly owned by SCF-VI, L.P.; (vii) LESFP, Ltd., with respect to the shares of Common Stock directly owned by it; and (viii) LESGP, LLC, with respect to the shares of Common Stock directly owned by LESFP, Ltd.
(b) The address of the principal business office of the parties referred to in paragraph (a) of this Item 2 is 600 Travis, Suite 6600, Houston, Texas 77002.
(c) L.E. Simmons is a United States citizen. L.E. Simmons & Associates, Incorporated is a corporation organized under the laws of the State of Delaware. SCF-IV, L.P., SCF-VI, L.P., and SCF-VI, G.P., Limited Partnership are limited partnerships organized under the laws of the State of Delaware. SCF-IV, G.P., LLC is a limited liability company organized under the laws of the State of Delaware. LESFP, Ltd. is a limited partnership organized under the laws of the State of Texas. LESGP, LLC is a limited liability company organized under the laws of the State of Texas.
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 20453E-10-9
Item 3. If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership8
A.	SCF-IV, L.P.
(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0
B.	SCF-IV, G.P., LLC[3]
(a)	Amount Beneficially Owned: 0

(b)	Percent of Class: 0

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0
C.	SCF-VI, L.P.
(a)	Amount Beneficially Owned[1]: 681,432

(b)	Percent of Class[1]: 0.9%[2]

(c)	Number of shares as to which the person has[1]:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 681,432

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 681,432
D.	SCF-VI, G.P., Limited Partnership[4]
(a)	Amount Beneficially Owned[1]: 681,432

(b)	Percent of Class[1]: 0.9%[2]

(c)	Number of shares as to which the person has[1]:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 681,432

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 681,432
E.	L.E. Simmons & Associates, Incorporated[4]
(a)	Amount Beneficially Owned[1]: 737,342

(b)	Percent of Class[1]: 0.9%[2]

(c)	Number of shares as to which the person has[1]:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 737,342

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 737,342
F.	L.E. Simmons[5]
(a)	Amount Beneficially Owned[1]: 2,666,434

(b)	Percent of Class[1]: 3.4%[2]

(c)	Number of shares as to which the person has[1]:
(i)	sole power to vote or to direct the vote: 1,104,484

(ii)	shared power to vote or to direct the vote: 1,561,950

(iii)	sole power to dispose or to direct the disposition of: 1,104,484

(iv)	shared power to dispose or to direct the disposition of: 1,561,950
G.	LESFP, Ltd.[6]
(a)	Amount Beneficially Owned[1]: 768,698

(b)	Percent of Class[1]: 1.0%[2]

(c)	Number of shares as to which the person has[1]:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 768,698

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 768,698

H.	LESGP, LLC[7]
(a)	Amount Beneficially Owned[1]: 768,698

(b)	Percent of Class[1]: 1.0%[2]

(c)	Number of shares as to which the person has[1]:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 768,698

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 768,698

1.	As of March 10, 2010.

2.	For purposes of calculating the percentage ownership of the class of Common Stock, the number of shares outstanding of the Issuer’s Common Stock is 77,627,661 as of March 10, 2010.

3.	Includes 681,432 shares of Common Stock owned directly by SCF-VI, L.P. SCF-VI, G.P., Limited Partnership is the general partner of SCF-VI, L.P. and has the power to direct the affairs of SCF-VI, L.P., including decisions respecting the voting and disposition of the shares of Common Stock of Complete Production Services, Inc. held by SCF-VI, L.P.

4.	Includes 681,432 shares of Common Stock owned directly by SCF-VI, L.P. and 55,910 shares of Common Stock owned directly by L.E. Simmons & Associates, Incorporated (all of which were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership). L.E. Simmons & Associates, Incorporated, the sole member and general partner, respectively, of SCF-IV, G.P., LLC and SCF-VI, G.P., Limited Partnership, has the power to direct the affairs of such entities, including decisions respecting the voting and disposition of the shares of Common Stock of Complete Production Services, Inc. held by SCF-IV, L.P. and SCF-VI, L.P.

5.	Includes 681,432 shares of Common Stock owned directly by SCF-VI, L.P., 768,698 shares of Common Stock owned directly by LESFP, Ltd. (of which 674,605 were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership), 55,910 shares of Common Stock owned directly by L.E. Simmons & Associates, Incorporated (all of which were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership) and 1,104,484 shares of Common Stock owned directly by L.E. Simmons (of which 968,313 were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership). L.E. Simmons is the President and sole stockholder of L.E. Simmons & Associates, Incorporated and in that capacity may be deemed to beneficially own all of the securities of Complete Production Services, Inc. beneficially owned by L.E. Simmons & Associates, Incorporated. L.E. Simmons is the President and sole member of LESGP, LLC and in that capacity may be deemed to beneficially own all of the securities of Complete Production Services, Inc. beneficially owned by LESGP, LLC.

6.	Includes 768,698 shares of Common Stock owned directly by LESFP, Ltd., of which 674,605 were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership.

7.	Includes 768,698 shares of Common Stock owned directly by LESFP, Ltd., of which 674,605 were received on December 21, 2007 in connection with (1) the distribution of shares from SCF-IV, L.P. to SCF-IV G.P., Limited Partnership, the then-general partner of SCF-IV, L.P., to redeem SCF-IV, G.P., Limited Partnership’s entire interest in SCF-IV, L.P. and (2) the subsequent distribution of shares from SCF-IV G.P., Limited Partnership to the partners in SCF-IV G.P., Limited Partnership. LESGP, LLC is the general partner of LESFP, Ltd. and has the power to direct the affairs of LESFP, Ltd., including decisions respecting the voting and disposition of the shares of Common Stock of Complete Production Services, Inc. held by LESFP, Ltd.

8.	Prior to this amendment, this Schedule 13G, as amended, included David C. Baldwin, Anthony F. DeLuca, Andrew L. Waite, JWG Management, Ltd. and John H.W. Geddes as reporting persons and as part of a group based on an arrangement relating to dispositions by SCF-IV, L.P. As a result of SCF-IV, L.P. beneficially owning no shares of the Issuer’s Common Stock as of March 10, 2010 (as reflected in this Amendment No. 4), this arrangement terminated and JWG Management, Ltd. and the individuals named above are no longer part of a group (to the extent such arrangement made them part of a group). Neither JWG Management, Ltd. nor each of the individuals named above beneficially owns, or are part of a group that beneficially owns, more than 5% of the shares of the Common Stock of Complete Production Services, Inc. as of March 10, 2010. As of March 10, 2010, David C. Baldwin beneficially owned 345,011 shares of Common Stock of Complete Production Services, Inc.; Anthony F. DeLuca beneficially owned 136,916 shares of Common Stock of Complete Production Services, Inc.; Andrew L. Waite beneficially owned 567,099 shares of Common Stock of Complete Production Services, Inc.; JWG Management, Ltd. beneficially owned 356,839 shares of Common Stock of Complete Production Services, Inc. and John H.W. Geddes beneficially owned 5,740 shares of Common Stock of Complete Production Services, Inc. If subsequent developments require a filing by JWG Management, Ltd. or such individuals, such persons will make such filings in their individual capacities.

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     See footnote 8 to Item 4.
Item 10. Certification
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2010

SCF-IV, L.P.
By:	SCF-IV, G.P., LLC
	By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony F. DeLuca
Anthony F. DeLuca, Managing Director

SCF-IV, G.P., LLC
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony F. DeLuca
Anthony F. DeLuca, Managing Director

SCF-VI, L.P.
By:	SCF-VI, G.P., Limited Partnership
	By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony F. DeLuca
Anthony F. DeLuca, Managing Director

SCF-VI, G.P., Limited Partnership
By:	L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony F. DeLuca
Anthony F. DeLuca, Managing Director

L.E. Simmons & Associates, Incorporated

By:	/s/ Anthony F. DeLuca Anthony F. DeLuca, Managing Director

L.E. Simmons

* L.E. Simmons, individually

LESFP, Ltd.

By:	LESGP, LLC

By:	*
L.E. Simmons, President

LESGP, LLC

By:	* L.E. Simmons, President

*By:	/s/ Anthony F. DeLuca Anthony F. DeLuca Pursuant to a Power of Attorney filed as Exhibit 2 to the Schedule 13G/A filed on February 10, 2009